Exhibit 99.1

TATA MOTORS LIMITED

Bombay House

24, Homi Mody Street,

Mumbai 400 001, Maharashtra, India

Disclosure in terms of Regulation 30 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 (“SEBI Listing Regulations”) read with SEBI circular dated 9th September 2015

October 12, 2021, Mumbai: Pursuant to the provisions of Regulation 30 of the SEBI Listing Regulations, we hereby wish to inform you that the Board of Directors (“Board”) of Tata Motors Limited (“Tata Motors / Company”) at its meeting held today, i.e., on October 12, 2021, inter alia, has accorded its approval for:

(a)	incorporation of a wholly owned subsidiary in the name as may be approved by the Ministry of Corporate Affairs, Government of India (“TML EVCo”), to undertake its passenger electric mobility business;

(b)

execution of a Securities Subscription Agreement (“Agreement”) with India Markets Rio Pte Ltd, an entity affiliated with TPG Rise Climate (the climate investing strategy of TPG’s global impact investing platform TPG Rise) (“TPG Rise Climate”), in connection with an aggregate investment of INR 7,500 crores by TPG Rise Climate in TML EVCo (the “Proposed Transaction”); and

(c)	authorizing Directors and Officials of the Company to negotiate, finalise, execute and deliver the terms and conditions of other transaction documents in connection with the Proposed Transaction.

Pursuant to the aforesaid Board approval, the Agreement has been executed today, i.e., on October 12, 2021 between TPG Rise Climate and the Company to record the terms and conditions of the Proposed Transaction.

Relevant particulars as required under the SEBI Circular No. CIR/CFD/CMD/4/2015 dated 9 September, 2015 are provided in Annexure I, reproduced herein below.

Annexure I

Disclosure under Regulation 30 read with Schedule III of SEBI (Listing Obligations and Disclosure Requirements) Regulation, 2015 and SEBI Circular No. CIR/CFD/CMD/4/2015 dated 9 September 2015

Sr. No.	Details required	Information of such event
a)	Name(s) of parties with whom the agreement is entered	Tata Motors and TPG Rise Climate. Upon incorporation, TML EVCo will execute a deed of adherence and will be inducted as a party to the Agreement.

Sr. No.	Details required	Information of such event
b)	Purpose of entering into the agreement

To set out terms and conditions of the Proposed Transaction,

i.e. (a) primary investment of an aggregate amount of INR 7,500 crores by TPG Rise Climate in TML EVCo (upon its incorporation) in tranches (as detailed under the Agreement); and (b) issuance and allotment of compulsorily convertible preference shares by TML EVCo to TPG Rise Climate in lieu of such investment.

c)	Size of agreement	INR 7,500 crores, in tranches, over a period of 18 (eighteen) months from the date of completion of the first tranche.
d)	Shareholding, if any, in the entity with whom the agreement is executed	NIL
e)

Significant terms of the agreement (in brief) special rights like right to appoint directors, first right to share subscription in case of issuance of shares, right to restrict any change in capital structure etc

After TML EVCo is incorporated, Tata Motors and TPG Rise Climate will enter into a shareholders’ agreement as a condition precedent to the Proposed Transaction on mutually agreed terms in relation to right to appoint director and certain reserved matters.

f)	Whether, the said parties are related to promoter/promoter group/ group companies in any manner. If yes, nature of relationship

TML EVCo, being a wholly owned subsidiary of Tata Motors, will be a related party of Tata Motors.

TPG Rise Climate is not a related party of Tata Motors or TML EVCo (once incorporated) or their respective promoter/promoter group/group companies

g)	Whether the transaction would fall within related party transactions? If yes, whether the same is done at “arms length”	Not applicable
h)	In case of issuance of shares to the parties, details of issue price, class of shares issued

Once TML EVCo is incorporated, it shall issue the following securities to TPG Rise Climate for an aggregate consideration of INR 7,500 crores, in tranches, subject to, and in accordance with, the terms and conditions set out in the Agreement:

(i)50,000,000 A1 Compulsorily Convertible Preference Shares (“CCPS A1”) having face value of INR 1,000 at a price of INR 1,000 per CCPS A1

(ii) 25,000,000 A2 Compulsorily Convertible Preference Shares (“CCPS A2”) having face value of INR 1,000 at a price of INR 1,000 per CCPS A2

Sr. No.	Details required	Information of such event
i)

In case of loan agreements, details of lender, nature of the loan, total amount of loan granted, total amount outstanding, date of execution of the loan agreement/sanction letter, details of the security provided to the lenders for such loan

Not applicable
j)	Any other disclosures related to such agreements, viz., details of nominee on the board of directors of the listed entity, potential conflict of interest arising out of such agreements, etc

The Proposed Transaction is subject to completion of customary conditions precedent that need to be fulfilled on terms and conditions set out in the Agreement, including execution of a shareholders’ agreement between TML and TPG Rise Climate to govern their inter se rights as shareholders in TML EVCo (upon incorporation of TML EVCo.).

k)

In case of termination or amendment of agreement, listed entity shall disclose additional details to the stock exchange(s):

(a)nameofpartiestothe agreement;

(b)nature of the agreement;

(c)date of execution of the agreement; and

details of amendment and impact thereof or reasons of termination and impact thereof

Not applicable

A press release marked as Annexure II is reproduced herein below.

Annexure II

Tata Motors to raise $1 BN in its Passenger Electric Vehicle business at a valuation of upto $9.1 BN from TPG Rise Climate

Mumbai, October 12, 2021: Tata Motors Ltd (TML) and TPG Rise Climate have today entered into a binding agreement whereby TPG Rise Climate along with its co-investor ADQ, shall invest in a subsidiary of Tata Motors that will be newly incorporated. TPG Rise Climate along with co-investors shall invest Rs 7,500 Cr in compulsory convertible instruments to secure between 11 % to 15 % stake in this company translating to an equity valuation of up to $9.1 bn.

The new company shall leverage all existing investments and capabilities of Tata Motors Ltd and will channelise the future investments into electric vehicles, dedicated BEV platforms, advanced automotive technologies and catalyse investments in charging infrastructure and battery technologies. Over the next 5 years, this company will create a portfolio of 10 EVs and in association with Tata Power Ltd, catalyse the creation of a widespread charging infrastructure to facilitate rapid EV adoption in India.

N Chandrasekaran, Chairman Tata Motors Ltd commented, “I am delighted to have TPG Rise Climate join us in our journey to create a market-shaping electric passenger mobility business in India. We will continue to proactively invest in exciting products that delights customers while meticulously creating a synergistic ecosystem. We are excited and committed to play a leading role in the Government’s vision to have 30% electric vehicles penetration rate by 2030.”

Jim Coulter, Managing Partner TPG Rise Climate and Founding partner of TPG commented, “We are excited to partner with Tata Motors on their mission to lead the electrification of passenger mobility in India. There is significant momentum around India’s EV movement, supported by the Government’s vision and policies, as well as growing consumer demand for greener solutions. The investment aligns with TPG Rise Climate’s focus on decarbonized transport and builds on TPG’s long history in India.”

It is expected that the first round of capital infusion will be completed by March 22 and the entire funds will be infused by end of 2022. Morgan Stanley and JP Morgan are the joint financial advisors to TML, while BofA Securities India Ltd are representing TPG Rise Climate for this transaction.

Khaitan & Co are legal advisors to TML, Shardul Amarchand Mangaldas & Co, Cleary Gottlieb are legal advisors to TPG Rise for the transaction.

The transaction is subject to conditions precedent and customary approvals.

-Ends-

We would request you to please take note of the above and bring the same to the notice of all concerned.

About Tata Motors

Tata Motors Limited (NYSE: TTM; BSE: 500570 and 570001; NSE: TATAMOTORS and TATAMTRDVR), a USD 34 billion organization, is a leading global automobile manufacturer of cars, utility vehicles, pick-ups, trucks and buses, offering extensive range of integrated, smart and

e-mobility solutions. With ‘Connecting Aspirations’ at the core of its brand promise, Tata Motors is India’s market leader in commercial vehicles and amongst the top three in the passenger vehicles market.

Tata Motors strives to bring new products that fire the imagination of GenNext customers, fueled by state of the art design and R&D centers located in India, UK, US, Italy and South Korea. With a focus on engineering and tech enabled automotive solutions catering to the future of mobility, the company’s innovation efforts are focused to develop pioneering technologies that are sustainable as well as suited to evolving aspirations of the market and the customers. The company is pioneering India's Electric Vehicle (EV) transition and driving the shift towards sustainable mobility solutions by preparing a tailor-made product strategy, leveraging the synergy between the Group companies and playing an active role liasoning with the Government in developing the policy framework

With operations in India, the UK, South Korea, Thailand, South Africa, and Indonesia, supported by a strong global network of 103 subsidiaries, 9 associate companies, 4 joint ventures and 2 joint operations as on March 31, 2021, Tata Motors’ commercial and passenger vehicles are marketed in countries, spread across Africa, Middle East, South & South East Asia, Australia, South America, Russia and other CIS countries.

To know more, please visit (www.tatamotors.com; also follow us on Twitter: https://twitter.com/TataMotors)

Media Contact Information:

Tata Motors Corporate Communications: +91 22-66657613 / indiacorpcomm@tatamotors.com

About TPG Rise

TPG Rise Climate is the dedicated climate investing strategy of TPG’s global impact investing platform TPG Rise. TPG Rise Climate pursues climate-related investments that benefit from the diverse skills of TPG’s investing professionals, the strategic relationships developed across TPG’s existing portfolio of climate-focused companies, and a global network of executives and advisors. The fund takes a broad-based sector approach to investment types, from growth equity to value- added infrastructure, and focuses on five climate sub-sectors: clean energy, enabling solutions, decarbonized transport, greening industrials, and agriculture & natural solutions. Jim Coulter, TPG Founding Partner and Executive Chairman, serves as Managing Partner of TPG Rise Climate. Former U.S. Treasury Secretary Hank Paulson serves as TPG Rise Climate’s Executive Chairman. For more information, please visit www.therisefund.com/tpgriseclimate.

About ADQ

Established in Abu Dhabi in 2018, ADQ is one of the region's largest holding companies with direct and indirect investments in more than 90 companies locally and internationally. Both an asset owner and investor, ADQ’s broad portfolio of major enterprises span key sectors of a diversified economy, including energy and utilities, food and agriculture, healthcare and pharma, and mobility and logistics, amongst others. As a strategic partner of Abu Dhabi’s government, ADQ is committed to accelerating the transformation of the emirate into a globally competitive and knowledge-based economy.

Safe Harbor: Statements included herein may constitute "forward-looking statements". Forward-looking statements are based on expectations, forecasts and assumptions by management and involve risks, uncertainties, and other factors that may cause our actual results, performance or achievements to materially differ from those stated. We cannot be certain that any expectation, forecast or assumption made by management in preparing these forward-looking statements will prove accurate, or that any projection will be realized. More detailed information about these and other factors that could affect future results is contained in our annual reports and filings with the Securities and Exchange Commission. Our forward-looking statements pertain to the date of their initial issuance, and we do not undertake to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.